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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                               SCHEDULE 14D-9
                               (Rule 14d-101)


                   Solicitation/Recommendation Statement
                       Under Section 14(d)(4) of the
                      Securities Exchange Act of 1934

                             (Amendment No. 3)

                             UNILAB CORPORATION
                         (Name of Subject Company)


                             UNILAB CORPORATION
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)


                                 904763208
                   (CUSIP Number of Class of Securities)



                             David W. Gee, Esq.
          Executive Vice President, Secretary and General Counsel
                             Unilab Corporation
                        704-228th Avenue N.E., #362
                        Sammamish, Washington 98074
                               (425) 898-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
        Communications on Behalf of the Person(s) Filing Statement)


                              With a Copy to:

                             Lou R. Kling, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Unilab Corporation, a Delaware corporation, initially filed with the Securities and Exchange Commission on May 15, 2002 (as previously amended by Amendment No. 1 filed on June 7, 2002, Amendment No. 2 filed on June 24, 2002 and as amended hereby, the "Schedule 14D-9"), with respect to the offer made by Quest Diagnostics Incorporated, a Delaware corporation, through its wholly-owned subsidiary, Quest Diagnostics Newco Incorporated, a Delaware corporation, to exchange each issued and outstanding share of Unilab common stock for, at the election of the holder thereof, (i) $26.50 in cash, subject to the limitation described below or (ii) 0.3256 of a share of Quest Diagnostics common stock, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated May 15, 2002, and the related letter of election and transmittal. The total amount of cash payable in the offer will be subject to proration in the event that holders of more than 30% of the shares of Unilab common stock outstanding immediately prior to the consummation of the offer elect to receive cash in exchange for their Unilab shares in the offer.

Item 8.  Additional Information.

The following additional paragraph is added to page 24 of the Schedule 14D-9 at the end of the section entitled "United States Antitrust
Compliance":

"On September 20, 2002, Unilab announced that Unilab and Quest Diagnostics were engaged in discussions, including settlement discussions, with the FTC regarding its investigation of the proposed transaction between Unilab and Quest Diagnostics. These discussions are expected to extend beyond September 30, 2002, and as a result, the parties do not believe that the transaction will close before that date. Unilab is also engaged in discussions with Quest Diagnostics regarding a possible extension of the termination date in the merger agreement between the parties. Unless extended, either party is permitted to terminate the merger agreement without payment of a break-up fee or expense reimbursement if the offer is not consummated on or before September 30, 2002. On September 20, 2002, Unilab issued a press release announcing the delay in the transaction. A copy of the press release is filed as Exhibit (a)(8) hereto and incorporated herein by reference."



Item 9.  Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(8)       Press Release issued by Unilab Corporation on September 20, 2002.

                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 UNILAB CORPORATION


                                 By:  /s/  David W. Gee
                                 --------------------------------------------
                                 Name:  David W. Gee
                                 Title: Executive Vice President, Secretary &
                                        General Counsel


Dated: September 20, 2002

Exhibit No.   Description


(a)(8)        Press Release issued by Unilab Corporation on September 20, 2002.

EXHIBIT (a)(8)

For Immediate Release

SOURCE: Unilab Corporation

Unilab Announces Delay in Transaction with Quest Diagnostics

         TARZANA, Calif. -- (BUSINESS WIRE)--September 20, 2002 -- Unilab Corporation (Nasdaq:ULAB) announced today that Unilab and Quest Diagnostics Incorporated (NYSE: DGX) were engaged in discussions, including settlement discussions, with United States Federal Trade Commission regarding the proposed acquisition of Unilab by Quest Diagnostics. As a result, the parties no longer expect the transaction to close in the third quarter of 2002, as previously announced.

         Unilab also announced that it was in discussions with Quest Diagnostics regarding an extension of the termination date in the merger agreement between the parties. Unless extended, either party is permitted to terminate the merger agreement without payment of a break-up fee or expense reimbursement if Quest Diagnostics' exchange offer for Unilab's shares is not consummated on or before September 30, 2002.

         Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.